Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

October 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Holt and Dorrie Yale

Re:	Focus Impact Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed October 15, 2024 File No. 001-40977

Ladies and Gentlemen:

On behalf of our client, Focus Impact Acquisition Corp. (the “Registrant”), we set forth below the Registrant’s response to the letter, dated October 18, 2024, containing a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A filed by the Registrant on October 15, 2024 (the “Preliminary Proxy Statement”).

In order to facilitate your review, we have restated the Staff’s comment in this letter, and we have set forth the Registrant’s response immediately below the Staff’s comment.

In addition, the Registrant has revised the Preliminary Proxy Statement in response to the Staff’s comment and is, concurrently with the submission of this letter, publicly filing an amended version of the Preliminary Proxy Statement (the “Amendment”), which reflects the revisions described in the Registrant’s response below. The page numbers in the text of the Registrant’s response included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Preliminary Proxy Statement on Schedule 14A

Risk Factors
If the Extension Amendment Proposal is approved and the Charter Extension is implemented . . ., page 5

1.
Staff’s Comment: We note that you are seeking to extend your termination date to May 1, 2025, a date which is 42 months from your initial public offering, and your disclosures that you "may" be delisted from Nasdaq if you do not complete a business combination by November 1, 2024, and that you may be given additional time if you timely request a a hearing before Nasdaq. We also note that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of the SPAC's IPO registration statement. Please revise, including in your risk factor header as appropriate, to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on October 27, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete your proposed initial business combination, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Registrant acknowledges the Staff’s comment and has revised the risk factor in the Amendment on page 5.

Proposal No. 1 - The Extension Amendment Proposal, page 25

2.
Staff’s Comment: We refer to your disclosure in the Form 8-K filed on August 12, 2024 that you had amended the merger agreement with DevvStream Holdings Inc. to extend the outside date to October 31, 2024, a date which is prior to your current termination date. Please revise your disclosures here and elsewhere as appropriate to discuss this fact and to explain how this outside date relates to your statement here and elsewhere that without the charter extension, you believe that you may not be able to complete the business combination in sufficient time before the current termination date.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 27 and throughout the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,
FOCUS IMPACT ACQUISITION CORP
/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Via E-mail:

cc:	Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP